SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                            GILBERT ASSOCIATES, INC.
               (Exact name of registrant as specified in charter)


                Delaware                                 23-2280922

(State of incorporation or organization)    (I.R.S. Employer Identification no.)

       Route 10 and Pheasant Road
              Reading, PA                                  19067

(Address of Principal Executive Offices)                 (Zip Code)



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered
     -------------------                      ------------------------------
            None                                           N/A


Securities to be registered pursuant to Section 12(g) of the Act:

              Series A Junior Participating Preferred Stock Rights

              Series B Junior Participation Preferred Stock Rights

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                               Page 1 of 92 Pages

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Item 1.  Description of Registrant's Securities to be Registered

                  On October 30, 1996, the Board of Directors of Gilbert Associates, Inc., a Delaware corporation (the "Company"), declared a distribution of (i) one Nonvoting Common Stock Right (as defined below) for each outstanding share of Class A Common Stock, par value $1.00 per share (the "Nonvoting Common Stock"), and (ii) one Voting Common Stock Right (as defined below) for each outstanding share of Class B Common Stock, par value $1.00 per share (the "Voting Common Stock", and collectively with the Nonvoting Common Stock, the "Company Common Stock") to stockholders of record at the close of business on November 14, 1996 (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Nonvoting Common Stock Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a Purchase Price of $60.00 per Unit, subject to adjustment (the "Nonvoting Common Stock Right"). Each Voting Common Stock Right entitled the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase one Unit of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock", and collectively with the Series A Preferred Stock, the "Preferred Stock"), at a Purchase Price of $60.00 per Unit, subject to adjustment (the "Voting Common Stock Right", and collectively with the Nonvoting Common Stock Right, the "Rights"). The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement").

                  Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon (i) the earlier of (A) 10 business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of either the Nonvoting Common Stock or the Voting Common Stock, or 15% or more of the then outstanding shares of Company Common Stock in the aggregate, and (B) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of either the Nonvoting Common Stock or the Voting Common Stock, or 15% or more of the then outstanding shares of Company Common Stock in the aggregate, or (ii) such later date as may be determined by action of a majority of the Independent Directors of the Board prior to the occurrence of either event specified in (i) above. The determination of beneficial ownership under the Rights Agreement generally exclude options to purchase shares and shares acquired from the Company pursuant to stock-based plans for employees and directors. Until the Distribution Date, (x) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (y) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (z) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.



                               Page 2 of 92 Pages

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                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

                  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of either the Nonvoting Common Stock or the Voting Common Stock, or 15% or more of the then outstanding shares of Company Common Stock in the aggregate, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest in any class of Company Common Stock being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a current market value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a current market value equal to two times the exercise price of the Right.

                  The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular cash dividends, if any) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.



                               Page 3 of 92 Pages

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                  A majority of the Independent Directors may redeem the Rights in whole, but not in part, until (i) ten business days following the Stock Acquisition Date, or (ii) such later date as they shall determine, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of such majority of the Independent Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Independent Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

                  Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. The Rights Agreement will survive any recapitalization, merger, consolidation, or similar event resulting in the elimination of the Company's dual classes of Common Stock. The provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock to reflect such elimination of the dual classes of Common Stock.

                  The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

                  Each Unit of Preferred Stock will be entitled to dividends at the same rate per share as dividends declared on the Company Common Stock and shall be entitled to payment of dividends to the extent dividends are declared on the Company Common Stock. In the event of liquidation, the holder of a Unit of Preferred Stock will receive the per share amount paid in respect of a share of Company Common Stock.

                  In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock. The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

                  Except as provided by law, the holders of Series A Preferred Stock will not have any right to vote on any matters to be voted on by the stockholders of the Company, and the Series A Preferred Stock will not be included in determining the number of shares voting or entitled to vote on any such matters. Notwithstanding the foregoing, during such period or periods as there are no shares of Voting Common Stock issued and outstanding, and only during such period or periods, each Unit of Series A Preferred Stock shall entitle the holder thereof to one vote (subject to certain adjustments) on all matters submitted to a vote of the holders of the Nonvoting Common Stock. In such an event where there are


                               Page 4 of 92 Pages

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no shares of Voting Common Stock issued and outstanding, the holders of Units of
Series A Preferred Stock and the holders of shares of Nonvoting Common Stock will vote together as one class on all matters submitted to a vote of holders of Nonvoting Common Stock. Except as set forth in the Certificate of Designation, holders of Units of Series A Preferred Stock will have no special voting rights and their consents will not be required (except to the extent they are entitled to vote with holders of shares of Nonvoting Common Stock) for taking any corporate action.

                  Subject to certain adjustments provided for in the Certificate of Designation, each Unit of Series B Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the holders of Voting Common Stock of the Company. Except as otherwise provided in the Certificate of Designation or by law, the holders of Units of Series B Preferred Stock and the holders of shares of Voting Common Stock will vote together as one class on all matters submitted to a vote of holders of Common Stock of the Company. Further, holders of Units of Series B Preferred Stock will have no special voting rights and their consents will not be required (except to the extent they are entitled to vote with holders of shares of Voting Common Stock) for taking any corporate action.

                  Shares of Series B Preferred Stock and Rights to purchase Series B Preferred Stock may be held only by: (1) an active employee (i) of the Company, (ii) of a corporation in which the Company directly owns 100% of the voting shares, or (iii) of a corporation, in an unbroken chain of corporations, in which the Company indirectly (through the Company's ownership of 100% of the voting shares of all intermediate corporations in that chain) owns 100% of the voting shares, each such employee being hereinafter referred to as an "Active Employee"; (2) directors of the Company; or (3) trusts for the exclusive benefit of an Active Employee or Active Employees if the terms of the trust provide that the Trustee shall vote all full shares of Series B Preferred Stock of the Company credited to the account of said Active Employee or Active Employees only in accordance with the written direction of said Active Employee or Active Employees.

                  Because of the nature of the Series A Preferred Stock's and the Series B Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of the Nonvoting Common Stock and the Voting Common Stock, respectively.

                  The form of Rights Agreement between the Company and the Rights Agent specifying the term of the Rights, which includes as (i) Exhibit A, Form of Series A Rights Certificate, (ii) Exhibit B, Form of Series B Rights Certificate, (iii) Exhibit C, Form of Summary of Rights, (iv) Exhibit D, Form of Certificate of Designation - Series A Junior Participating Preferred Stock, and
(v) Exhibit E, Form of Certificate of Designation - Series B Junior Participating Preferred Stock, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.




                               Page 5 of 92 Pages

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Item 2.  Exhibits.
-------  --------

         1. Rights Agreement, dated as of November 8, 1996, between Gilbert Associates, Inc. and Harris Trust and Savings Bank, including Form of Series A Rights Certificate (Exhibit A), Form of Series B Rights Certificate, Form of Summary of Rights (Exhibit C), Form of Certificate of Designation - Series A Junior Participating Preferred Stock (Exhibit D), and Form of Certificate of Designation - Series B Junior Participating Preferred Stock (Exhibit E).

         2. Form of legend on certificates representing shares of Common Stock regarding Preferred Stock Purchase Rights.



                               Page 6 of 92 Pages

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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                              GILBERT ASSOCIATES, INC.


                                              By: /s/ TIMOTHY S. COBB
                                                  -----------------------------
                                                  Timothy S. Cobb
                                                  Chairman, President,
                                                  Chief Executive Officer



Date:    November 8, 1996



                               Page 7 of 92 Pages

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                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

         1 Rights Agreement, dated as of November 8, 1996, between Gilbert Associates, Inc. and Harris Trust and Savings Bank including Form of Series A Rights Certificate (Exhibit A), Form of Series B Rights Certificate, Form of Summary of Rights (Exhibit C), Form of Certificate of Designation - Series A Junior Participating Preferred Stock (Exhibit D), and Form of Certificate of Designation - Series B Junior Participating Preferred Stock (Exhibit E).

         2 Form of legend on certificates representing shares of Common Stock regarding Preferred Stock Purchase Rights.



                               Page 8 of 92 Pages

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